EXHIBIT 99.5
------------


AT THE TRUST:    AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman  Tony Ebersole    Laura Kuhlmann   Georganne Palffy
Investor         General Info.    Media Inquiries  Analyst Relations
312/683-3671     312/640-6728     312/640-6727     312/640-2874




FOR IMMEDIATE RELEASE
WEDNESDAY, JULY 7, 1999




         BANYAN STRATEGIC REALTY TRUST DECLARES SECOND QUARTER
                        1999 CASH DISTRIBUTION




CHICAGO, July 7, 1999 -- Banyan Strategic Realty Trust (Nasdaq:BSRTS) today declared a quarterly cash distribution of 12 cents per share for the second quarter ended June 30, 1999. The distribution is payable August 20, 1999 to shareholders of record as of July 20, 1999.

Banyan Strategic Realty Trust is an equity real estate investment trust
(REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The Trust's current portfolio includes 32 properties totaling 3.7 million net rentable square feet and 864 apartments units. The Trust currently has 13,470,903 shares of beneficial interest outstanding.

See Banyan's website at http://banyanreit.com for additional company information.



 Further information regarding Banyan can also be found free of charge via fax by dialing 1/800-PRO-INFO and enter BSRTS.






                                - END -